Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Interest expense	$768	$993	$2,092	$2,319	$10,322	$6,814	$10,756
Capitalized interest	—	—	—	—	—	—	—
Amortization of premiums, discounts and capitalized expenses related to indebtedness	166	195	310	185	1,031	894	1,743
Estimated interest portion of rental expense	7,201	7,115	7,286	6,961	7,378	5,533	7,138

Fixed charges	$8,135	$8,303	$9,688	$9,465	$18,731	$13,241	$19,637

Income (loss) before income taxes	$21	$2,869	$70,496	$38,871	$(18,617)	$(31,402)	$(12,980)
Fixed charges	8,135	8,303	9,688	9,465	18,731	13,241	19,637
Less: interest charges capitalized	0	0	0	0	0	0	0
Amortization of capitalized interest	0	0	0	0	0	0	0

Earnings (loss)	$8,156	$11,172	$80,184	$48,336	$114	$(18,161)	$6,657

Ratio of earnings to fixed charges	1.00x	1.35x	8.28x	5.11x	*	*	*

*	Earnings are inadequate to cover fixed charges in these periods. Earnings were insufficient to cover fixed charges by $18,617 for the year ended December 31, 2002 and by $12,980 and $31,402 for the nine months ended September 30, 2003 and 2002, respectively.